NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

OneSpaWorld Holdings Limited

2.	Name of Person Relying on Exemption:

Deep Field Asset Management LLC

3.	Address of Person Relying on Exemption:

9355 Wilshire Boulevard

Suite 350

Beverly Hills, CA 90210

4.	Written materials:

Attached hereto as exhibits is a letter and press release issued by Deep Field Asset Management LLC to the shareholders of OneSpaWorld Holdings Limited, dated May 26, 2020, and a powerpoint presentation prepared by Deep Field Asset Management LLC for the shareholders of OneSpaWorld Holdings Limited, available at www.VoteNoOSW.com. This material is being submitted pursuant to Rule 14a-6(g)(1).

Deep Field Asset Management LLC Issues Presentation on OneSpaWorld’s Shareholder-

Unfriendly Transaction

Urges OSW Shareholders to Vote NO on Company’s Proposed $75 Million Financing

Details How Poorly Run Deal Process – Rife with Corporate Governance Failures – Produced

Transaction that Heavily Benefits Insiders to Detriment of All Shareholders

Presentation and Prior Deep Field Letters Available at www.VoteNoOSW.com

BEVERLY HILLS, Ca., May 26, 2020 – Deep Field Asset Management LLC (“DFAM”), a Beverly Hills-based investment adviser of funds that beneficially own 1,798,487 shares of OneSpaWorld Holdings Limited (NASDAQ: OSW) (the “Company”), today issued a presentation detailing the reasons why shareholders should reject the Company’s proposed $75 million financing. Deep Field highlights how the deal process was essentially a corporate governance travesty, and how the end result inordinately benefits insiders and hurts all shareholders.

The presentation and Deep Field’s prior May 13, 2020 and May 20, 2020 public letters are available at www.VoteNoOSW.com.

Deep Field urges all OSW investors to vote NO on the proposed transaction, with the knowledge that the Board can and will do dramatically better for the Company and all of its shareholders by engaging in a process not unduly influenced by insider participants.

About Deep Field Asset Management LLC

Deep Field Asset Management LLC (“DFAM”) is a privately-held, independent investment adviser with $136 million in assets under management as of April 30, 2020. DFAM manages the Deep Field Opportunities Fund (“Fund”) a global concentrated investment fund that invests primarily in the small- and mid-cap space. The Fund’s objective is to back superior management teams pursuing idiosyncratic, difficult-to-replicate strategies wherein a market position or asset is leveraged to expand share and compound cash flow over a multi-year period. Specifically, the Fund seeks to own “category-defining” assets with definitive advantages which we believe are characterized by features such as extraordinary brands, overwhelming market share, data supremacy and easily accessible adjacent opportunities. The Fund was launched in 2015 by Jordan Moelis, the Fund’s Portfolio Manager.

IMPORTANT NOTICE: This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of DFAM of May 25, 2020 and are subject to change at any time due to changes in market or economic conditions.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

DFAM is the investment adviser for funds that beneficially own 1,798,487 shares of OneSpaWorld Holdings Limited (OSW) as of May 25, 2020. Holdings are subject to change, and DFAM may buy shares of OSW or sell, including sell short, shares of OSW at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

DFAM is not soliciting proxies relating to the OSW shareholder meeting and does not have the authority to vote your proxy. DFAM urges OSW shareholders to vote against the proposed transaction.

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

Dzacchei@sloanepr.com / JGermani@sloanepr.com

Reject OneSpaWorld’s Shareholder-Unfriendly Transaction May 2020 Deep Field Asset Management

Disclaimer This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of DFAM of May 25, 2020 and are subject to change at any time due to changes in market or economic conditions. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader. DFAM is the investment adviser for funds that beneficially own 1,798,487 shares of OneSpaWorld Holdings Limited (OSW) as of May 25, 2020. Holdings are subject to change, and DFAM may buy shares of OSW or sell, including sell short, shares of OSW at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security. DFAM is not soliciting proxies relating to the OSW shareholder meeting and does not have the authority to vote your proxy. DFAM urges OSW shareholders to vote against the proposed transaction.

Deep Field Asset Management Urges Shareholders to Reject OSW's Insider Deal

On April 30, 2020, OneSpaWorld Holdings announced a $75 million financing package. Deep Field Asset Management ("DFAM") urges shareholders to vote NO for the following reasons:

1. The deal is unnecessarily dilutive and inordinately benefits insiders – with terms that shareholders should find unpalatable.
2. These terms may have been poorly negotiated due to the fact that four out of five members of the Special Committee of the Board of Directors, formed to consider and evaluate potential financings in response to the challenges posed by COVID-19, participated in the deal themselves, calling into question the impartiality and fairness of their evaluation.
3. The deal process was poorly run, as the financial advisor and placement agent for the deal was conflicted and underqualified to lead a process suitable to finding the best terms for a transaction.
4. Insiders (including those with representation on the Special Committee) sought and were improperly granted concessions from the Company which are totally apart from, and in some ways contradictory to, the liquidity needs of the Company.
5. OSW's assertion that it will face imminent bankruptcy absent their announced transaction is exaggerated and unfounded.

DEEP FIELD ASSET MANAGEMENT
2

A Premium to the 20-Day Moving Average?

- Management tried to spin the deal as being at a premium to the 20-Day VWAP.
- To portray a "premium" they first ignored the value of free warrants, and second used an unusual 20-Day VWAP which was clearly chosen to maximize the impact of a few heavy volume negative trading days at the nadir of market sentiment.
- Duff & Phelps' Fairness Opinion makes no reference to a 20-Day VWAP.
- Just before the deal was announced, OSW was nearly 100% higher than the prices they strained to include.

OneSpaWorld Trading History March 8 – April 30


First trading day after CDC urges citizens not to cruise
20-Day VWAP Window
Insider Deal
is announced

The 20-Day VWAP premium is pure spin from a management team that is presenting shareholders a raw deal.

DEEPFIELD ASSET MANAGEMENT
3

Unnecessarily Dilutive – Even The Fairness Opinion Does Not Reflect Fairness Duff & Phelps established that the effective purchase price of $4.00/share should be reduced by $0.45/share to reflect the value of the free warrants given to the Insider Buyers – they concluded there was an “effective purchase price per share of $3.55.” Per their own analysis, this means this transaction was approved at a discount to the 5-Day VWAP and Prior Closing Price which was roughly four and three times worse, respectively, than the median deal in their own comparable set. The only deal in the entire comparable set which was completed at a larger discount to the prior day’s close was a deal which raised only $1mm! It was on the basis of $3.55 effective purchase price per share that Duff & Phelps considered precedent transactions. Importantly, Duff & Phelps’ own analysis “implied a range of per share equity value of $3.89 per share to $4.62 per share” – the deal price does not fall within their own valuation range! The two analyses done by Duff & Phelps indicate: This deal’s discount to market is 2.7x – 3.8x the median discount in their own comparable transaction set, and The effective purchase price per share fell almost 10% below the lower bound of the equity valuation they found reasonable. Neither of these analyses seem like solid ground on which to issue an opinion that the transaction is fair.

Unnecessarily Dilutive – Even The Fairness Opinion Does Not Reflect Fairness (Cont’d) After reading the two analyses presented in the Fairness Opinion, we struggle to see the basis on which such an opinion was issued. Their analyses seem better suited to demonstrating the unfairness of this transaction. Duff & Phelps was paid just $100,000 to start the engagement but $350,000 to issue a fairness opinion. It is easy to imagine why they might have felt pressure to issue a Fairness Opinion on the only transaction they were asked to consider in this engagement.

A Truly Insider Deal The table below summarizes the directors, management and other related parties who formed the special committee and ultimately participated in the transaction (accounting for approximately $65M or 87% of the total transaction). It is clear that the extensive participation of special committee members tasked with an impartial evaluation of the merits of potential strategic and financing alternatives casts the validity of the entire process into doubt. Board of Directors and Management Board of Directors Leonard Fluxman s Jeffrey E. Stiefler Stephen W. Powell Andrew R. He Board of Directors Leonard Fluxman ($1,000,000) Glenn J. Fusfield ($500,000) Jeffrey E. Stiefler ($100,000) Andrew R. Heyer ($1,000,000) Steven J. Heyer ($1,000,000) Steiner Leisure Limited ($60,075,000) Glenn J. Fusfield ($500,000) Board of Directors Leonard Fluxman (Exec Chairman) Glenn J. Fusfield (CEO) Walter F. McLallen (Audit Chair) Jeffrey E. Stiefler Michael J. Dolan (Governance Chair) Stephen W. Powell Maryam Banikarim Andrew R. Heyer Steven J. Heyer (Lead Ind.) (Comp Chair) Marc Magliacano (L Catterton/Steiner) Other OSW Management Stephen B. Lazarus (CFO) Glenn J. Fusfield (CEO) Jeffrey E. Stiefler Jeffrey E. Stiefler ($100,000) Leonard Fluxman Leonard Fluxman ($1,000,000) Walter F. McLallen Walter F. McLallen ($325,000) Steiner Leisure Limited ($60,075,000) Stephen B. Lazarus (CFO) Other OSW Management Stephen B. Lazarus ($500,000) Stephen B. Lazarus ($500,000) Other Related Parties Heyer Investment Management ($500,000) Andrew R. Heyer ($1,000,000) Andrew R. Heyer Special Committee Insider Buyers Marc Magliacano (L Catterton/Steiner) Note: Steven J. Heyer and Andrew R. Heyer are brothers. Andrew R. Heyer controls Heyer Investment Management.

Members of the Special Committee and Board Stand to Gain Marc Magliacano of L Catterton did the right thing and recused himself from the Board of Directors for the purposes of evaluating this transaction. He knew he was conflicted – his firm could make a large profit, and his interests were for the best deal possible for himself, rather than for shareholders – and he proceeded accordingly. Unfortunately the Special Committee was made up of individuals that ultimately would take on combined personal exposure to the deal that in aggregate is comparable to the exposure of the individuals at L Catterton, including Mr. Magliacano, who felt he was so conflicted that he could not participate in Board deliberations, much less the Special Committee process! Illustrative Potential Gains to Deal Participants Assuming a Doubling of the Value of Cash Invested Comparable skin in the game… one party recused himself entirely, the others made up a majority of the special committee!

Nomura Was Conflicted The Board chose Nomura Securities International, Inc. as financial advisor to the special committee as well as placement agent, after L Catterton had made an unsolicited offer. As a financial advisor, Nomura has represented L Catterton multiple times in recent transactions, including when it sold OneSpaWorld itself to the Haymaker SPAC. We question how Nomura was selected, and note that while L Catterton’s representative recused himself from the Board, somehow L Catterton’s trusted advisor was given the sole responsibility to advise the special committee in this sale… to L Catterton! The Company says it selected Nomura for its “extensive experience with OSW and our industry,” but Nomura’s experience with OSW (1 transaction) is at least tripled by its experience with L Catterton (at least 3 transactions), the firm whose proposal kicked off the process. to OSW. Elemis was an L Catterton business OSW was then an L Catterton business

Nomura’s “Industry Experience” is not a Differentiator Moreover, Nomura’s “industry” experience is far from unique. The cruise industry is not an esoteric niche. Just in the last 60 days: Carnival Corporation’s equity offering was led by BofA, Goldman Sachs, and JP Morgan Norwegian Cruise Line Holdings’ equity offering was led by Goldman Sachs, Barclays Capital, Citigroup Global Markets, JP Morgan, Mizuho, Credit Agricole and UBS. “BofA Securities, Goldman Sachs & Co. LLC and J.P. Morgan are acting as joint book-running managers for the offering…” Goldman Sachs & Co. LLC, Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, Credit Agricole Securities (USA) Inc. and UBS Securities LLC acted as joint book-running managers for the Offering.

Nomura was Underqualified Over the last five years, Nomura ranked 50th on the Bloomberg-compiled league tables for US Equity Offerings, with just 23 deals for $812mm in total. Nomura was the sole or “left lead” bookrunner for deals for two front-end SPAC IPOs and zero operating businesses over that time frame. It is no surprise then that few of the third party Proposals received included the common equity structure the Board later demanded! As a placement agent, Nomura is an underqualified choice to lead a public US equity offering Bloomberg League Table – US Equity Offerings, 1/1/15 - Present

The OSW Proxy Reveals that Motivated Alternate Bidders Were Ignored April 20, 2020: Proposal Two is considered by the Board, and rejected for its “Preferred equity structure, and the potential for material adverse tax consequences to the Company related to such structure in certain circumstances.” Just six days later… April 26, 2020: Proposal Two is revised and re-submitted, unsolicited, but rejected for precisely the same reason. This source of capital appears highly motivated, making two offers six days apart, but it was possibly prevented from understanding how to make its bid more attractive by a Board committed to completing an insider transaction. Why were Proposal Two’s proponents unaware, even on April 26, that a preferred equity structure was unacceptable to the Board? Did the Board make any attempt to negotiate with Proposal Two’s proponents, or even communicate how they could alter their structure to mount a competitive bid? ? ? The OSW Definitive Proxy filed on 5/22/20 indicates the following regarding a competing proposal:

Adjustments to the BCA as Part of the Deal Serve Insiders, not Shareholders As part of the original long-term shareholder alignment of the SPAC’s acquisition of OneSpaWorld, Steiner Leisure as seller and Haymaker as sponsor agreed to defer their receipt of certain shares into the future. This clearly had value – it was perceived as crucial to the original deal, important enough that after the initial Business Combination Agreement was signed on November 1, 2018, the status of the deferred shares was one key term renegotiated to get the deal done, and was amended in “Amendment No. 1 to Business Combination Agreement” filed on January 8, 2019. Liquidity and the Time Value of Money are well understood as valuable pieces of an investment, but minority shareholders were also meant to be comforted by the long-term commitment by the seller and the sponsor to a large portion of their investment. However, along with this liquidity-boosting capital raise, the insiders saw fit to use this time of crisis to re-strike the agreements which made the deal possible in the first place. Adding insult to injury, these are not costless giveaways but may serve to the serious detriment of the Company’s future liquidity position should the COVID-19 crisis linger. The Duff & Phelps Fairness Opinion ignored the changes to the Business Combination Agreement, which the Insider Buyers negotiated for themselves. The primary effect of these amendments would be to deliver Steiner and Haymaker their deferred shares most likely 8.8 and 6.8 years early, respectively.

Adjustments to the BCA as Part of the Deal Serve Insiders, not Shareholders (cont.)

The time value of money and premium for liquidity represents an enormous concession to the Insider Buyers which was ignored entirely by the Duff & Phelps Fairness Opinion.

Illustrative Value of BCA Adjustments		
Share Price at Deal Announcement	4.88	
Steiner Deferred Shares	5.0	
Value of Deferred Shares at Announcement Date (If Liquid)	24.4	
Steiner Reduction in Years to Guaranteed Issuance	8.8	
Illustrative Discount Rate	8.0%	
Illustrative NPV of Steiner Shares due to Lockup	12.4	*
Illustrative Value Delivered to Steiner by BCA Adjustment	**12.0**	
Haymaker Deferred Shares	1.6	
Value of Deferred Shares at Announcement Date (If Liquid)	7.8	
Haymaker Reduction in Years to Guaranteed Issuance	6.8	
Illustrative Discount Rate	8.0%	
Illustrative NPV of Haymaker Shares due to Lockup	4.6	*
Illustrative Value Delivered to Haymaker by BCA Adjustment	**3.2**	

** illustrates net present value of shares assuming price remains constant but shares cannot be liquidated until unlocked*

	Steiner		Haymaker	
	$mm	% of New Investment	$mm	% of New Investment
Illustrative Value of Concession for OSW @ $4.88/share	12.0	20%	3.2	128%
... for OSW @ $6.50/share	16.0	27%	4.2	168%
... for OSW @ $10.00/share	24.6	41%	6.5	260%

- Unlocking Steiner shares immediately can be seen as worth $12 million, or at least 20% of what they agreed to invest, bringing down their effective net investment price substantially. While Duff & Phelps estimated the deal was at a 23% discount to the last price, adjusting for the estimated $12 million of value Steiner received thanks to this amendment, Steiner's $60 million investment looks more like a $48 million investment, implying they paid a **42% discount to last price.**

- Far worse, Deep Field estimates that the time value of money delivered to Haymaker Founders by unlocking their Deferred Shares ~7 years early could be estimated at $3.2 million the day the deal was signed – or more than 100% of the $2.5 million invested by Heyer Family Entities in this deal. **They are essentially paying a net negative price for the OSW shares they will receive.***

- DFAM sees no economic rationale in which these changes to the BCA help the Company respond to the challenges of COVID-19. They serve only to enrich the Insiders. Seeing the selfish and cynical way in which these BCA adjustments were included in the deal further convinces DFAM that our "special committee" was more interested in its own outcome than the outcome for the Company and its shareholders.

*We assume the Heyer Entities own a significant majority of the Founder Shares.

DEEP FIELD ASSET MANAGEMENT

13

The $75 Million Proposed Investment is Worth $131 Million Today – a 75% Gain! Value of $75M Investment @ Illustrative Common Share Issuance and Warrant Strikes Implied Return on $75M Investment @ Illustrative Common Share Issuance and Warrant Strikes Illustrative Pro Forma Fully Diluted Shares Outstanding Note: Dilution analysis based on 67.8 million shares outstanding prior to a transaction. Excludes approximately 32 million warrants and options with strikes between $11.50 and $13.00 per share. Valuations use a Black-Scholes model incorporating our estimate of the volatility parameter used by Duff & Phelps. “Value of the deal” at today’s share price ($6.29) under a range of illustrative share issuance prices and warrant strike prices demonstrates wide opportunity for improvement. 1 The implied return on the $75 million investment assuming it could be “sold” back to the market today shows the large returns available if a full and fair process is run. 2 The implications for dilution based on a range of share issuance prices. This table takes no view on lesser warrant coverage, which represents another dimension of room for improvement. 3

Date Issuer Amount Raised ($) Discount to Pre-Announcement Close 5/6/2020 147,000,000 5% 5/7/2020 201,000,000 13% 5/8/2020 1,780,000,000 1% 5/11/2020 423,000,000 3% 5/12/2020 345,000,000 2% 5/13/2020 362,000,000 6% 5/13/2020 422,000,000 14% 5/14/2020 75,000,000 9% 5/20/2020 44,000,000 9% 4/30/2020 75,000,000 27% Discount to closing price on 4/29/20 4/30/2020 75,000,000 44% Discount to closing price on 5/22/20 The capital markets are open for transactions of similar size and scope to what OSW requires, at far tighter discounts. Most of these deals happened on an overnight basis – even if June 30 is a hard deadline, the Company has plenty of time to get a deal done. Management is using the June 30, 2020 date as an artificial deadline for raising necessary capital. THE PROPOSED DEAL IS NOT OUR “ONLY CHOICE.” The Market Appears Wide Open to Rapid Equity Capital Raises at Attractive Discounts DFAM does not believe a vote against this transaction puts the Company’s “backs against the wall.”

No Reason to Fear Management's Hyperbolic Portrayal of Imminent Bankruptcy

- In our view, despite open capital markets management is *portraying* June 30 as a deadline to *apply undue pressure* to vote yes.
- To do so they are relying on the covenant which requires net debt to adjusted EBITDA to remain under 7.5x.
  - We estimate this figure will be 8.4x on June 30, *but only if management takes no action.*
  - The indenture provides simple cures within management's control, even if they could not negotiate the sort of waiver from their lenders that has become common in the COVID-19 environment.

Total Debt on 3/31/20	241,663	- Per 10-Q
Total Cash on 3/31/20	20,517	- Per 10-Q
Quarterly Cash Burn	(10,800)	- Three times the monthly cash burn disclosed on 4/30
Estimated Net Debt on 6/30/20	**231,946**	-
Reported 3Q19-1Q20 Adjusted EBITDA	32,997	- Per company reports, represents adding back formerly negative EBITDA adjustment for Minority Interest of subsidiary which was acquired in February and is now wholly owned
Medispa Pro Forma Add-Backs 3Q19-4Q19	2,280	- Minority interest added back after acquiring 100%
Estimated 2Q20 Adjusted EBITDA	(7,500)	- Three times the monthly operating losses disclosed on 4/30
Estimated Trailing Adjusted EBITDA on 6/30/20	**27,777**	-
Estimated Covenant Ratio	8.4x	-

Management is using the threat of this deadline to force through a drastic, self-interested solution. We reject these manipulative threats. There are shareholder-friendly alternatives.

DEEPFIELD ASSET MANAGEMENT

16

The Solutions are Simple and Obvious – Why Rush? OSW can take less drastic action to remedy the June 30 covenant concern, including via “self-help” actions management has not yet pursued. For instance, the denominator could be improved by finding cost-savings in the business. Pursuant to bullet point (x) in the First Lien Credit Agreement’s definition of Consolidated EBITDA, legitimate “run-rate” cost savings projected in good faith by the Company can be applied to Consolidated EBITDA. We estimate the Company could be in compliance with its covenant on June 30 if it could identify just $3.2 million in cost savings taken or to be taken within the next twelve months. -- We note that director cash compensation alone in 2019 was approximately $1 million, and cash compensation for the top three executives was almost $2 million. Solidarity pay reductions, or even simply converting cash compensation to stock compensation, might bridge almost all of this gap. Total Debt on 3/31/20 241,663 Total Cash on 3/31/20 20,517 Quarterly Cash Burn (10,800) Estimated Net Debt on 6/30/20 231,946 Reported 3Q19-1Q20 Adjusted EBITDA 32,997 Medispa Pro Forma Add-Backs 3Q19-4Q19 2,280 Estimated 2Q20 Adjusted EBITDA (7,500) “Run-rate” Cost Savings as defined in the FLCA 3,200 Estimated Trailing Adjusted EBITDA on 6/30/20 30,977 Estimated Covenant Ratio 7.49x

Vote NO Shareholders should not be afraid to vote NO. A transaction with such an extraordinary apparent windfall for insiders demands extraordinary evidence of a well-run, comprehensive process. We do not have any such evidence – to the contrary, the evidence suggests this was not a comprehensive, fair process NASDAQ rules require a shareholder vote when this much dilution happens in an equity offering – which means: WE HAVE A VOICE.

Recommendations to OneSpaWorld Shareholders This outline is meant to reiterate and supplement the points made in our initial open letter to shareholders filed May 13, and our follow-up letter filed May 20. DFAM reiterates its call to vote NO on Proposal 3 and 4, each of which relates to approving the current insider transaction.

About Deep Field and Contact Information DEEP FIELD ASSET MANAGEMENT 9355 Wilshire Blvd, Suite 350 Beverly Hills, CA 90210 Telephone: 310.456.1000 E-mail: info@deepfieldam.com JEFF FARRONI Chief Financial & Operating Officer Telephone: 310.456.0376 E-mail: jfarroni@deepfieldam.com Deep Field Asset Management LLC (“DFAM”) is a privately-held, independent investment adviser with $136 million in assets under management as of April 30, 2020. DFAM manages the Deep Field Opportunities Fund (“Fund”) a global concentrated investment fund that invests primarily in the small- and mid-cap space. The Fund’s objective is to back superior management teams pursuing idiosyncratic, difficult-to-replicate strategies wherein a market position or asset is leveraged to expand share and compound cash flow over a multi-year period. Specifically, the Fund seeks to own “category-defining” assets with definitive advantages which we believe are characterized by features such as extraordinary brands, overwhelming market share, data supremacy and easily accessible adjacent opportunities. The Fund was launched in 2015 by Jordan Moelis, the Fund’s Portfolio Manager.